Exhibit 23.1

Consent Of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-197444) of Zurn Elkay Water Solutions Corporation of our report dated June 20, 2025, with respect to the statements of net assets available for benefits of the Zurn Elkay 401(k) Plan as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024 and the related notes, and the supplemental information of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024, which report appears in the December 31, 2024 annual report on Form 11-K of the Zurn Elkay 401(k) Plan.

/s/ RubinBrown LLP

Kansas City, Missouri
June 20, 2025